As filed with the Securities and Exchange Commission on February 28, 2024.

Securities Act File No. 333-262035

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 4  ☒

BlackRock Private Credit Fund

(Exact name of registrant as specified in Declaration of Trust)

50 Hudson Yards

New York, New York 10001

(212) 810-5300

(Address and telephone number, including area code, of principal executive offices)

John M. Perlowski

BlackRock Capital Investment Advisors, LLC

50 Hudson Yards

New York, New York 10001

(212) 810-5800

(Name and address of agent for service)

COPIES TO:

Laurence D. Paredes

BlackRock Capital Investment Advisors, LLC

50 Hudson Yards

New York, New York 10001

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606	Cynthia M. Krus Owen J. Pinkerton Dwaune L. Dupree Eversheds Sutherland (US) LLP 700 6th Street, NW Washington, DC 20004

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-262035.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (No. 333-262035) of BlackRock Private Credit Fund (as amended, the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement. No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

PART C

Other Information

Item 25. Financial Statements And Exhibits

(2)	Exhibits. The following exhibits are filed as part of this Registration Statement:

(g)(3)	Second Amended and Restated Advisory Agreement

(h)(4)	Amended and Restated Distribution and Shareholder Servicing Plan of the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 28th day of February, 2024.

BLACKROCK	PRIVATE CREDIT FUND

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title

*	Chief Executive Officer (Principal Executive Officer) and
Rajneesh Vig	Chairman of the Board of Trustees

/s/ Erik L. Cuellar	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Erik L. Cuellar

*	Trustee
John M. Perlowski

*	Trustee
Eric J. Draut

*	Trustee
Andrea Petro

*	Trustee
Maureen K. Usifer

*By:	/s/ Laurence D. Paredes

Signed by Laurence D. Paredes on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. Draut and Perlowski and Vig and Mses. Petro and Usifer on March 16, 2022.